3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ∎ p1.415.365.7442 ∎

November 8, 2019

Greg Dundas

Staff Attorney

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.

Proxy Materials on Schedule PRER14A

Filed on October 28, 2019

File No. 001-38320

Dear Mr. Dundas

Set forth below are responses to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated November 7, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, as discussed by telephone conference with the Staff, GigCapital will file a definitive proxy statement on Schedule DEFM14A (the “Definitive Proxy Statement”) reflecting the Commission’s requested disclosure edits.

PRER 14A filed October 28, 2019

Questions and Answers About the Proposals for Stockholders, page 10

Comment 1.    We note your response to prior comment 2. Please clarify how the agreements in the respective letters of intent “preserve the possibility that cash currently held in the Trust Account for certain of the public shares could in the future become available to the post-combination company,” which suggests that, absent these agreements, those funds would otherwise not be available to the company.

Response: The requested disclosure has been clarified as requested.

Risk Factors

Following the Business Combination, we may be required to purchase up to 5,346,250 shares… page 84

Comment 2.    We note your responses to prior comments 1 and 2. Expand this risk factor to highlight the fact that the forward purchase contracts with certain shareholders provide them with price protection (if the company’s stock price drops below $10.50) that is not being provided to public shareholders who do not tender their rights.

Response: The additional disclosure has been revised and expanded as requested.

*        *        *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc:	Dr. Avi S. Katz

Enclosures

2